UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

3 Orchard Place

London SW1H 0BF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Annual General Meeting Results

On September 18, 2024, Arqit Quantum Inc. (the “Company”) held its 2024 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 82,274,061 ordinary shares as of the August 16, 2024 record date were represented in person or by proxy, constituting a quorum. Each of the proposals brought before the AGM was approved by the Company’s shareholders. The proposals voted on and the final voting results are set forth below.

1.       Director Election Proposal

The shareholders voted on a proposal to appoint three nominees to serve on the Company Board of Directors until the 2027 AGM or until their respective successors are duly appointed and qualified. The final voting results are set forth below.

	For	Against	Abstain
David Williams	78,416,814	787,153	3,070,094
Manfredi Lefebvre d’Ovidio	77,954,481	1,337,470	2,982,110
Garth Ritchie	78,213,087	1,016,974	3,044,000

2.       15:1 Reverse Share Split Proposal

The shareholders voted on a proposal to approve by ordinary resolution the consolidation of the Company’s ordinary shares, par value US$0.0001 (the “ordinary shares”), and preference shares, par value US$0.0001 (the “preference shares”), whereby every 15 shares would be consolidated into 1 share (the “15:1 Reverse Share Split”), subject to the average closing price, rounded to the nearest penny, of the ordinary shares on the Nasdaq Capital Market (“Nasdaq”) for the preceding five consecutive business days being below $1.00 but above $0.50 and the determination, confirmation and approval of the Company’s board of directors (the “Board of Directors”) that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares on Nasdaq (the “15:1 Reverse Share Split Proposal”).

For	Against	Abstain
77,573,702	2,010,689	2,689,670

3.       20:1 Reverse Share Split Proposal

The shareholders voted on a proposal to approve by ordinary resolution the consolidation of the ordinary shares and preference shares, whereby every 20 shares would be consolidated into 1 share (the “20:1 Reverse Share Split”), subject to the average closing price, rounded to the nearest penny, of the ordinary shares on Nasdaq for the preceding five consecutive business days being between $0.30 and $0.50, and the determination, confirmation and approval of the Board of Directors that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares on Nasdaq and that the 15:1 Reverse Share Split would not be sufficient for such purpose (the “20:1 Reverse Share Split Proposal”).

For	Against	Abstain
77,243,809	2,307,668	2,722,584

4.       25:1 Reverse Share Split Proposal

The shareholders voted on a proposal to approve by ordinary resolution the consolidation of the ordinary shares and preference shares, whereby every 25 shares would be consolidated into 1 share (the “25:1 Reverse Share Split”), subject to the average closing price, rounded to the nearest penny, of the ordinary shares on Nasdaq for the preceding five consecutive business days being below $0.30, and the determination, confirmation and approval of the Board of Directors that this resolution is an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of the ordinary shares on Nasdaq and that each of the 15:1 Reverse Share Split and 20:1 Reverse Share Split would not be sufficient for such purpose (the “25:1 Reverse Share Split Proposal”).

For	Against	Abstain
77,283,421	2,308,137	2,682,503

25:1 Reverse Share Split

On September 19, 2024, the Company issued a press release announcing that the Board of Directors had determined to effect the 25:1 Reverse Share Split. Accordingly, the authorized share capital of the Company will be consolidated as follows:

from US$50,000 divided into 469,000,001 ordinary shares of a par value of US$0.0001 each and 30,999,999 preference shares of a par value of US$0.0001 each,

to US$50,000 divided into 18,760,000 ordinary shares of a par value of US$0.000004 each and 1,240,000 preference shares of a par value of US$0.000004 each by

(x) the consolidation of the 469,000,001 ordinary shares of a par value of US$0.0001 into 18,760,000 ordinary shares of a par value of US$0.000004, and

(y) the consolidation of the 30,999,999 preference shares of a par value of US$0.0001 into 1,240,000 preference shares of a par value of US$0.000004,

consolidating each and every issued and outstanding ordinary share and preference share by a factor of 25:1.”

The ordinary shares will continue to trade on Nasdaq under the symbol “ARQQ” and will begin trading on a split-adjusted basis on Wednesday, September 25, 2024. The new CUSIP for the ordinary shares will be G0567U 127.

No fractional ordinary shares will be issued as a result of the 25:1 Reverse Share Split. If a beneficial owner of ordinary shares would be entitled to receive a fractional share upon the implementation of the 25:1 Reverse Share Split, the Company will instead round up to the nearest whole number of ordinary shares.

Additionally, as a result of the 25:1 Reverse Share Split, the number of ordinary shares issuable upon exercise of each outstanding warrant will automatically be decreased to reflect the effect of the 25:1 Reverse Share Split, and the exercise price of each such warrant will automatically be adjusted (to the nearest cent) by multiplying the exercise price in effect immediately prior to such reverse share split by a fraction the numerator of which is the number of ordinary shares purchasable upon the exercise of the warrants immediately prior to such reverse share split and the denominator of which is the number of ordinary shares purchasable immediately after the 25:1 Reverse Share Split, pursuant to the terms of such warrants.

A copy of the press release is attached as Exhibit 99.1.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The information furnished in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215 and 333-275960) and Form F-3 (File Nos. 333-268786 and File No. 333-259982), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Arqit Quantum Inc., dated September 19, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Nick Pointon
Name:	Nick Pointon
Title:	Chief Financial Officer

Date: September 19, 2024